Mail Stop 4561

October 24, 2006

Mr. James L. DiStefano
Chief Financial Officer
Healthcare Services Group, Inc.
3220 Tillman Drive
Suite 300
Bensalem, PA 19020

> **Re: Healthcare Services Group, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 22, 2006**
> **File No. 000-12015**

Dear Mr. DiStefano:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 1 - Summary of Significant Accounting Policies, pages 25 – 30

Long-Lived Assets and Impairment of Long-Lived Assets, pages 27 – 28

1. We note your inclusion of impairment policies related to goodwill. In future filings, please also include your policies related to impairment testing of long-lived assets.

Note 2 – Allowance for Doubtful Accounts, pages 30 – 31

2. Please tell us why the bad debt provision recorded in 2005 and 2004 decreased significantly in relation to the prior period despite significant increases in revenue and accounts receivable during these periods. Please consider explaining such trends in future filings in MD&A.

3. Please tell us what consideration you gave to including a rollforward of the allowance for doubtful accounts and accrued insurance claims on Schedule II – Valuation and Qualifying Accounts. Reference is made to Rules 5-04 and 12-09 of Regulation S-X.

Note 11 – Employee Benefit Plans, page 40

4. Related to your deferred compensation plan, please clarify the relevant terms of the plan for us and explain how you have considered EITF 97-14 in your accounting treatment.

Exhibit 31.1 and 31.2 Certifications

5. Please confirm to us that you will revise your certifications in all future filings as follows:

    a. Exclude the title of the certifying individual from the opening sentence;
    b. replace all references to the "annual report" with "report" in paragraphs 2, 3, and 4a-d; and
    c. revise the language in paragraphs 4d and 5 to exactly match the corresponding language in Item 601(b)(31)(i) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. James L. DiStefano
Healthcare Services Group, Inc.
October 24, 2006
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief